FILED UNDER RULE 433

REGISTRATION FILE NO. 333-133646

JUNE 20, 2006

$250,000,000

6.375% Senior Notes due 2016

FINAL TERMS AND CONDITIONS

Issuer:	Torchmark Corporation

Issuer Ratings:	Baa1/A+/A (Stable/Negative/Stable)

Security:	SEC Registered Senior Unsecured Notes

Principal Amount:	$250,000,000

Trade Date:	June 20, 2006

Settlement Date:	June 23, 2006

Final Maturity:	June 15, 2016

Coupon:	6.375%

Benchmark Treasury:	5.125% UST due May, 2016

Treasury Price:	99-26

Treasury Yield:	5.149%

Spread to Treasury:	+133 bps

Issue Yield:	6.479%

Issue Price to Investors:	99.247%

Gross Proceeds:	$248,117,500

Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15, commencing December, 2006

Day Count Convention:	30/360

Optional Redemption:	Make whole call at T+25 bps

CUSIP:	891027AN4

Book-Running Manager:	Banc of America Securities LLC

Joint Lead Managers:	HSBC Securities (USA) Inc. J.P. Morgan Securities Inc.

Co-Managers:	Comerica Securities Inc. KeyBanc Capital Markets, a Division of McDonald Investments Inc. Morgan Keegan & Company, Inc. SunTrust Capital Markets, Inc. Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and a preliminary prospectus supplement if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, HSBC Securities (USA) Inc. at 1-866-811-8049 or J.P. Morgan Securities Inc. at 1-212-834-4533.

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